SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549


                                    SCHEDULE 13D
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                   (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    RULE 13d-2(a)



                           TRANSAX INTERNATIONAL LIMITED
                                  (Name of Issuer)

                         Common Stock -- par value $0.0001
                          (Title of Class of Securities)

                                     36870Q103
                                  (CUSIP Number)

                               Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                   303.985.9324
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                 January 24, 2005
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1(g), check the following box [ ].

     Note. Schedules   filed  in  paper  format shall include a signed original
and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be Deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act But shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP No.   36870Q103                              Page 2  of 7    Pages
---------------------------                     --------------------------
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1       NAME OF REPORTING PERSON:           Stephen Walters
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS                     Settlement Agreement
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                        [  ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UK
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                             7      SOLE VOTING POWER
                                    734,819 shares of Common Stock

         NUMBER OF        ------------------------------------------------
           SHARES            8      SHARED VOTING POWER
        BENEFICIALLY                0
          OWNED BY
            EACH          ------------------------------------------------
      REPORTING PERSON       9      SOLE DISPOSITIVE POWER
            WITH                    734,819 shares of Common Stock

                          ------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                        0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    734,819 shares of Common Stock held of record by Mr. Walters and 750,000 Stock Options exercisable into 750,000 shares of Common Stock at a price of $0.50 per share expiring on August 14, 2008.
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    [   ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.09%
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14      TYPE OF REPORTING PERSON                   IND
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      This  original Schedule 13D statement (the "Schedule") is filed on behalf
of  Stephen  Walters,  an  individual  ("Walters")  as   the  reporting  person
hereunder, relative to the acquisition by Walters of certain shares of common stock issued by Transax International Limited. Walters has made a previous filing on Schedule 13D relating to this issuer.

ITEM 1. SECURITY AND ISSUER.

      This Schedule relates to the voting common stock, $0.00001 par value, of Transax International Limited ("Transax"). Transax maintains its principal executive offices at 7545 Irvine Center Drive, Suite 2000 Spectrum Center, Irvine, California 92618.

ITEM 2. IDENTITY AND BACKGROUND

      This Schedule is being filed by Stephen Walters, an individual and a citizen of Canada. The address of Walters is Bali View Block A4/7, J1, Cirendeu Raya 46, Jakarta Seletan, Indonesia 15419.

      Pursuant  to  General  Instruction  C  of  Schedule  13D,  Walters   (the
"Instruction C Persons") and the information specified in items (a) through (f) of Item 2 with respect to such Instruction C Person, is as follows:

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        Name                        Position with          Address
                                       Transax
----------------------------------------------------------------------------

Stephen Walters                     Director and Chief     Bali View Block
                                    Executive Officer      A4/7, J1
                                                           Cirendeu Raya 46
                                                           Jakarta Seletan
                                                           Indonesia 15419

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      Walters  has  the  sole  right to control the disposition of and vote the
Transax securities acquired.

     During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Transax and Walters entered into a settlement agreement dated January 24, 2005, to be effective as of December 31, 2004 (the "Walters Settlement Agreement") regarding the settlement of an aggregate amount of $75,000.00 due and owing to Walters by Transax relating to managerial and consulting services provided by Walters pursuant to certain contractual relations between Transax and Walters (the "Debt"). Pursuant to the terms and provisions of the Walters Settlement Agreement: (i) Transax agreed to settle the Debt by issuing to Walters an aggregate of 500,000 shares of its restricted Common Stock at the rate of $0.15 per share (which amount is based upon the average of the open and close price of $0.15 of Transax's shares of Common Stock traded on the OTC Bulletin Board between December 21, 2004 and December 31, 2004); and (ii) Walters agreed to convert the Debt and accept the issuance of an aggregate of 500,000 shares of restricted Common Stock of Transax as full and complete satisfaction of the Debt.

      Pursuant to the terms of the Walters Settlement Agreement, Transax issued an aggregate of 500,000 shares of its restricted Common Stock to Walters pursuant to the transactional exemption under Section 4(2) and Regulation S of the Securities Act. Walters executed the Walters Settlement Agreement and acknowledged that the securities to be issued have not been registered under the Securities Act, that he understood the economic risk of an investment in the securities, and that he had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to acquisition of the securities.

ITEM 4. PURPOSE OF TRANSACTION

      The transaction described herein was undertaken for the purpose of settlement of debt.

     Pursuant to the instructions for items (a) through (j) of Item 4, Walters has plans as follows:

(a) As set forth in Item 3 of this Schedule, Walters has acquired an aggregate of 500,000 shares of restricted Common Stock of Transax. Walters may consider the acquisition of additional shares of restricted Common Stock of Transax pursuant to the subsequent exercise of 750,000 stock options at $0.50 per share expiring on August 14, 2008 and 250,000 stock options at $0.20 per share expiring on December 30, 2009.

(b) Walters does not have any present plans or proposals to cause a merger or effect a liquidation or reorganization of Transax or to enter into extraordinary corporate transactions.

(c) Walters does not have any present plans or proposals to cause a sale or transfer of a material amount of assets of Transax.

(d) Walters does not have any present plans or proposals to cause a change in the present board of directors or in the management of Transax, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board.

(e) Walters does not have any present plans or proposals to cause a material change in the capitalization of Transax.

(f) Walters does not have any present plans or proposals to make any other material change to the business or corporate structure of Transax.

(g) Walters does not have any present plans or proposals to change Transax's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Transax by any person.

(h) Walters does not have any present plans or proposals to cause Transax's common stock from not being quoted on the OTC Bulletin Board.

(i) Walters does not have any present plans or proposals relating to a class of securities of Transax becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

(j) Walters does not have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the close of business on January 24, 2005, Walters beneficially owned of record 734,819 shares of restricted Common Stock of Transax held of record, and 750,000 Stock Options exercisable into 750,000 shares of Common Stock at a price of $0.50 per share expiring on August 14, 2008.

(b) Walters does not own any other common or preferred shares of Transax as of the date of this Schedule. Walters has the sole voting and disposition rights over 2,700,000 warrants held of record by Carlingford Investments Limited, which are exercisable into 2,700,000 shares of Common Stock at $1.00 per share expiring on August 14, 2008 and over 48,333 warrants held of record by Carlingford Investments Limited, which are exercisable into 48,333 shares of Common Stock at $0.20 per share expiring on September 29, 2009.

(c) As of January 24, 2005, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Transax equity securities had been engaged by Walters, other than as described above.

(d) To the best knowledge and belief of the undersigned, no person other than Walters has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      No contracts, arrangements, understandings or relationships between Walters and those named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Settlement Agreement between Transax International Limited and Stephen Walters dated January 24, 2005, to be effective as of December 31, 2004.

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 26, 2005                 /s/ Stephen Walters
--------------------                  ----------------------
                                      Stephen Walters